

Steinhoff
International Holdings Ltd



05005384

18 January 2005

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America



SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2005
WASH. D.C.
202
SECTION

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of a public announcement made through the news service of the JSE Securities Exchange South Africa on 13 January 2005 regarding Unitrans / Steinhoff – Competition Authority approval of acquisition / Mandatory.

We also enclose a copy of 2004 annual report for your records.

Trusting that you find the above in order.

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

dlw 1/27

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135




JAN 21 2005
PROCESSING
SECTION

Release Date: 13/01/2005 17:02:09

UNITRANS / STEINHOFF - COMPETITION AUTHORITY APPROVAL OF ACQUSITION MANDATORY

OFFER

UNITRANS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1967/003403/06)
Share code: UTR
ISIN: ZAE000007670
("Unitrans")

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF
ISIN: ZAE000016176
("Steinhoff")

ACQUISITION BY STEINHOFF OF SHAREHOLDING OF MURRAY AND ROBERTS HOLDINGS LIMITED ("M&R") IN UNITRANS APPROVED BY COMPETITION AUTHORITIES

MANDATORY OFFER BY STEINHOFF TO THE MINORITY SHAREHOLDERS OF UNITRANS TO ACQUIRE THEIR UNITRANS SHARES

1. INTRODUCTION

In announcements published in the press on 6 and 15 September 2004 and 12 November 2004, Unitrans shareholders were advised that:

- conditional upon the issue of a clearance certificate by the Competition Authorities, Steinhoff or its nominated subsidiary had acquired from M&R 34 216 680 Unitrans shares ("the M&R shares") for a purchase price of 2 632 cents per share ("the Steinhoff acquisition");
- as Steinhoff would, upon implementation of the Steinhoff acquisition, hold more than 35% of Unitrans' issued shares, Steinhoff would make a mandatory offer to acquire from all Unitrans shareholders (other than Steinhoff Africa Holdings (Proprietary) Limited) ("Unitrans minority shareholders"), their Unitrans shares for a consideration equivalent to that applicable to the Steinhoff acquisition, i.e. 2 632 cents per Unitrans share.

1.2 The Competition Authorities approved the Steinhoff acquisition and issued a clearance certificate on 12 January 2005.

1.3 The Steinhoff acquisition has increased Steinhoff's interest in Unitrans from 19 956 784 Unitrans shares to 54 173 464 Unitrans shares (constituting 60,8% of Unitrans' issued share capital).

1.4 In terms of the Securities Regulation Code on Takeovers and Mergers ("the SRP Code") of the Securities Regulation Panel ("the SRP"), the Steinhoff acquisition constitutes an "affected transaction" and Steinhoff is obliged to extend an offer to Unitrans minority shareholders to acquire their Unitrans shares on the same terms and conditions as those that are applicable to the Steinhoff acquisition.

2. THE OFFER

Steinhoff will extend an irrevocable offer to the Unitrans minority shareholders in terms of the circular referred to below, to acquire all or any of their Unitrans shares for a cash consideration of 2 632 cents per share ("the offer").

3. INDEPENDENT ADVISER

As required by the SRP Code, the board of Unitrans will appoint an appropriate independent adviser for the purpose of assessing the terms and conditions of the offer. The independent adviser's opinion will be contained in the circular referred to below.

4. CASH CONFIRMATION TO THE SRP

The SRP has been satisfied that Steinhoff has sufficient funds available to

honour its commitments in terms of the offer.

5. CIRCULAR AND FURTHER ANNOUNCEMENT

5.1 A circular to Unitrans shareholders containing full details and the procedures for acceptance of the offer will be posted to Unitrans' shareholders in due course.

5.2 A further announcement, which will include the relevant dates for implementation of the offer, will be published on SENS and in the press at the appropriate time.

Johannesburg
13 January 2005
Sponsor and corporate adviser to Steinhoff and sponsor to Unitrans
PSG Capital

Date: 13/01/2005 05:02:02 PM Produced by the JSE SENS Department

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